

September 27, 2012

Via E-mail
Semyon Erenburg
President, Chief Executive Officer and Director
Green Living Concepts Inc.
1810 E. Sahara Ave., Suite 1495
Las Vegas, NV 89104

> **Re:**   **Green Living Concepts Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-183659**

Dear Mr. Erenburg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

> o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
>
> o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please revise the cover page, the related risk factor and the plan of distribution to disclose, if accurate, that your officers and directors will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the shares for working capital, collateral for company borrowings or other purposes.

Cover Page of Prospectus

5.   We note your disclosure that prior to satisfaction of the minimum subscribers will bear investment risk without enjoying any of the benefits of share ownership. Please provide us an analysis of how this offering structure is consistent with Rule 10b-9 of the Exchange Act.

Use of Proceeds, page 11

6.   Please revise your disclosure to expand on the "consulting-alternative energy component" use.

7.   Please describe in greater detail the general and administrative expenses.

Management's Discussion and Analysis or Plan of Operation, page 16

8.   Please describe in greater the nature of the company's revenues.

Description of Our Business and Properties, page 21

9.   We note that the company has conducted and/or intends to conduct business in Russia. We also note that your office is located in Las Vegas, Nevada. Please discuss how the company can implement its business plan in Russia.

Directors, Executive Officers and Control Persons

10.   Please revise your disclosure to provide the exact date of employment for each of the officers and directors. Refer to Item 401(e) of Regulation S-K.

11.   Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Semyon Erenburg
Green Living Concepts Inc.
September 27, 2012
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief